Appendix 3Z Final Director’s Interest Notice + See chapter 19 for defined terms. 11/3/2002 Appendix 3Z Page 1 Rule 3.19A.3 Appendix 3Z Final Director’s Interest Notice Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public. Introduced 30/9/2001. Name of entity Mesoblast Limited ABN 68 109 431 870 We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act. Name of director Dr Eric Rose Date of last notice 20 March 2026 Date that director ceased to be director 10 November 2026 Part 1 – Director’s relevant interests in securities of which the director is the registered holder In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part. Number & class of securities 6,034,554 ordinary shares 6,413,451 options Exhibit 99.6

Appendix 3Z Final Director’s Interest Notice + See chapter 19 for defined terms. Appendix 3Z Page 2 11/3/2002 Part 2 – Director’s relevant interests in securities of which the director is not the registered holder Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part. In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest Interest in ordinary shares held in the form of American Depositary Shares (“ADSs”) held by custodian JP Morgan Nominees Australia Pty Limited. Number & class of securities 71,472 American Depositary Shares representing 714,720 ordinary shares Part 3 – Director’s interests in contracts Detail of contract Not applicable Nature of interest Not applicable Name of registered holder (if issued securities) Not applicable No. and class of securities to which interest relates Not applicable